GATOR SERIES TRUST

FIRST AMENDMENT TO THE

INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of June 1, 2017, to the Investment Advisory Agreement, dated as of March 26, 2013 by and between Gator Series Trust (f/k/a Endurance Series Trust), on behalf of the Gator Focus Fund, and Gator Capital Management, LLC (the “Advisory Agreement”), is entered into by and between Gator Series Trust, a Delaware statutory trust (the “Trust”) on behalf of the Gator Focus Fund, and Gator Capital Management, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, each of the Trust and the Adviser is a party to the Advisory Agreement; and

WHEREAS, each of the Trust and the Adviser desires to amend Section 3 of the Advisory Agreement for the purposes of reducing the fee charged by the Adviser;

NOW, THEREFORE, the parties agree as follows:

1.

Section 3 of the Advisory Agreement is hereby deleted in its entirety and replaced with the following:

Compensation of the Adviser. The Fund will pay to the Adviser an investment advisory fee (the “Fee”) equal to an annualized rate of 0.80% of the average daily net assets of the Fund.  The Fee shall be calculated as of the last business day of each month based upon the average daily net assets of the Fund determined in the manner described in the Fund’s Prospectus and/or Statement of Additional Information, and shall be paid to the Adviser by the Fund within five (5) days after such calculation.

2.

Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

GATOR SERIES TRUST

GATOR CAPITAL MANAGEMENT, LLC

By:/s/ Derek Pilecki

/s/ Derek Pilecki

     Derek Pilecki, President

             Derek Pilecki, Manager